Exhibit 99.3

Greenfire Resources Announces Third Quarter 2025 Results, Operational
Update, 2026 Guidance, and Refinancing Initiatives

Readers are advised to review the “Non-GAAP and Other Financial Measures” section of this press release for information regarding the presentation of financial measures that do not have standardized meaning under IFRS® Accounting Standards. Readers are also advised to review the “Forward-Looking Information” section in this press release for information regarding certain forward-looking information and forward-looking statements contained in this press release. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”) and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and, together with the Expansion Asset, the “Hangingstone Facilities”). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties.

CALGARY, ALBERTA – November 3, 2025 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”), today reported its operating and financial results for the quarter ended September 30, 2025 (“Q3 2025”). The unaudited condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2025 and 2024, as well as the related Management’s Discussion and Analysis (“MD&A”), will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on Greenfire’s website at www.greenfireres.com.

Q3 2025 Highlights

●	Bitumen production of 15,757 bbls/d

●	Adjusted funds flow(1) of $38.1 million

●	Capital expenditures(2) of $17.9 million

●	Adjusted free cash flow(1) of $20.2 million

Financial & Operating Highlights

	Three Months Ended
($ thousands, unless otherwise indicated)	September 30, 2025	September 30, 2024	June 30, 2025
WTI (US$/bbl)	64.93	75.09	63.74
WCS differential to WTI (US$/bbl)	(10.39)	(13.55)	(10.27)
WCS Hardisty (US$/bbl)	54.54	61.54	53.47
Average FX Rate (C$/US$)	1.3774	1.3636	1.3840
Bitumen production (bbls/d)	15,757	19,125	15,748
Oil sales	141,137	193,643	144,542
Royalties	(4,538)	(8,698)	(3,932)
Realized gains (losses) on risk management contracts	9,135	(6,087)	9,823
Diluent expense	(49,011)	(67,889)	(56,290)
Transportation and marketing	(11,459)	(12,481)	(12,415)
Operating expenses	(31,936)	(40,655)	(31,823)
Operating netback(1)	53,328	57,833	49,905
Operating netback(1) ($/bbl)	37.60	34.00	35.06
Net income (loss) and comprehensive income (loss)	(8,751)	58,916	48,730
Cash provided by (used in) operating activities	48,764	(17,875)	17,732
Adjusted funds flow(1)	38,051	44,104	33,843
Capital expenditures(2)	17,896	21,175	10,840
Adjusted free cash flow(1)	20,155	22,929	23,003
Cash and cash equivalents	114,656	37,709	69,980
Available credit facilities(3)	50,000	50,000	50,000
Net debt(1)	(216,275)	(260,755)	(216,001)
Common shares (‘000 of shares)	70,253	69,468	70,252

(1)	Non-GAAP measures without a standardized meaning under IFRS. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.
(2)	Supplementary financial measure. Refer to the “Non-GAAP and Other Financial Measures” section of this press release.
(3)	The Company had $50.0 million available under the Senior Credit Facility, with no amounts drawn as at September 30, 2025, September 30, 2024, or June 30, 2025.

Q3 2025 Review

Greenfire’s average production for Q3 2025 was 15,757 bbls/d, similar to the 15,748 bbls/d reported in Q2 2025, and below the 19,125 bbls/d reported in Q3 2024.

●	Expansion Asset: Production in Q3 2025 was 10,404 bbls/d, reflecting a 3% increase from the previous quarter. The production increase was driven by the optimization of base well performance despite downtime associated with the previously disclosed failure of one of the four steam generators at the Expansion Asset.

●	Demo Asset: Production in Q3 2025 was 5,353 bbls/d, representing a 5% decrease from the previous quarter. This reduction was the result of the planned turnaround at the Demo Asset in September 2025.

Hangingstone Facilities: Bitumen Production Results

(bbls/d)	Q3 2025	Q3 2024	Q2 2025
Expansion Asset	10,404	16,126	10,105
Demo Asset	5,353	2,999	5,643
Consolidated	15,757	19,125	15,748

Capital expenditures for Q3 2025 totaled $17.9 million, compared to $21.2 million in the same period of the prior year. Adjusted free cash flow was $20.2 million for Q3 2025, as compared to $22.9 million in Q3 2024.

Operational Update

Production and Steam Generation Updates: Greenfire’s October 2025 consolidated production was approximately 15,500 bbls/d. The Company has successfully restored the previously disclosed failed steam generator at the Expansion Asset ahead of schedule and has elected to proactively refurbish a second unit, with full steam capacity expected by year-end 2025. With one of four steam generators currently offline, production will remain impacted by approximately 1,500 bbls/d at the Expansion Asset until year-end 2025.

Regulatory Engagement and Installation of Sulphur Removal Facilities: The Company continues to engage with the Alberta Energy Regulator (the “AER”) regarding previously disclosed sulphur dioxide emissions that exceed regulatory limits at the Expansion Asset. Greenfire has commenced the installation of sulphur removal facilities at the Expansion Asset, with commissioning anticipated in November 2025, which the Company expects will restore compliance with emissions standards.

Drilling Operations:

●	Expansion Asset:

o	Greenfire anticipates commencing drilling operations at its inaugural SAGD well pad, Pad 7, in November 2025. Pad 7 comprises 13 well pairs and is located northeast of the Expansion Asset’s Central Processing Facility, adjacent to existing production. First oil from Pad 7 is anticipated in the fourth quarter of 2026.

o	In addition to Pad 7, the Company plans to drill new wells from existing SAGD pads at the Expansion Asset in 2026, including three infill wells from Pad 6 and three well pairs from Pad 5. First oil from these wells is not expected until 2027.

o	Lastly, in 2026 Greenfire also expects to incur some long-lead capital spending related to surface facilities for Greenfire’s next major SAGD pad, Pad 8, which is currently not expected to commence drilling until the first half of 2027.

●	Demo Asset:

o	In the fourth quarter of 2025, Greenfire intends to pursue redevelopment opportunities at two existing shut-in well pairs, originally drilled at the Demo Asset in 2010, with incremental production expected in the first half of 2026. Beyond this redevelopment program, Greenfire’s primary focus at the Demo Asset remains base production optimizations to sustain current production rates.

Outlook

2025 Production and Capital Guidance: Following strong base well performance at the Hangingstone Facilities, Greenfire anticipates that production will be on the high end of its 2025 production guidance range of 15,000–16,000 bbls/d. In addition, Greenfire anticipates meeting its 2025 capital guidance of $130 million.

2026 Production and Capital Guidance: Greenfire’s board of directors has approved a 2026 capital budget of $180 million, with anticipated annual production of 15,500 to 16,500 bbls/d. The capital budget is comprised of $65 million of sustaining capital and $115 million of growth capital, which can be further categorized on a project level basis as follows:

●	Sustaining Capital (~$65mm)

o	Base capital and capitalized G&A

o	Expansion Asset: Pad 5 well-pairs

o	Demo Asset: redevelopment wells

●	Growth Capital (~$115mm)

o	Expansion Asset: Pad 7 well-pairs, Pad 6 infills, Pad 8 well-pairs and Oil Sands Exploration (“OSE”) wells (i.e., stratigraphic wells)

Greenfire expects its 2026 growth capital program to add production at a capital efficiency of approximately $15,000 bbls/d, with planned production increases anticipated to commence in the fourth quarter of 2026.

Refinancing Initiatives

The Company is pleased to announce the following refinancing initiatives (the “Refinancing Initiatives”). Greenfire has secured an upsized $275 million revolving credit facility with a syndicate of Canadian banks (the “Senior Credit Facility”), which will be subject to periodic borrowing base reviews. Closing of the Senior Credit Facility is contingent on, among other things, the Company redeeming the outstanding US$237.5 million aggregate principal amount of senior secured notes due 2028 (the “2028 Notes”). To fund the redemption of the 2028 Notes, the Company intends to undertake a $300 million rights offering as separately announced today. At closing of the Refinancing Initiatives, the Senior Credit Facility is anticipated to be undrawn, and Greenfire is expected to be debt-free.

Advisors

ATB Capital Markets and National Bank Capital Markets are acting as financial advisors to Greenfire on the Refinancing Initiatives. Blake, Cassels & Graydon LLP and Scale LLP are acting as legal advisors to Greenfire on the Refinancing Initiatives.

Conference Call Details

Greenfire plans to host a conference call on Tuesday, November 4, 2025 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q3 2025 results as well as host a question-and-answer session with research analysts.

●	Date: Tuesday, November 4, 2025

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Webcast Link: https://www.gowebcasting.com/14366

●	Dial In: 1-888-672-2415 or 1-647-360-0172

o	Participant instructions: Please ask the operator to join either Conference ID #1989145 or the Greenfire Resources Ltd. call.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP and Other Financial Measures

Certain financial measures in this press release are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This press release also contains supplementary financial measures.

Non-GAAP financial measures and ratios include operating netback, adjusted funds flow, adjusted free cash flow, net debt and per barrel figures associated with such non-GAAP financial measures. Supplementary financial measures and ratios include gross profit, capital expenditures, and depletion.

Non-GAAP Financial Measures

Operating Netback (including per barrel ($/bbl)) Gross profit (loss) is the most directly comparable GAAP measure to operating netback which is a non-GAAP measure. Operating netback is further adjusted for realized gain (loss) on risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis, it is a non-GAAP ratio. Operating netback is a financial measure widely used in the oil and gas industry as a supplementary measure of a company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures, or other uses.

The following table is a reconciliation of gross profit (loss) to operating netback:

	Three Months Ended
	September 30,	September 30,	June 30,
($ thousands, unless otherwise noted)	2025	2024	2025
Gross profit (loss)(1)	14,526	76,772	55,829
Depletion(1)	19,862	17,073	19,915
Gain (loss) on risk management contracts	9,805	(29,925)	(35,662)
Operating netback, excluding realized gain (loss) on risk management contracts	44,193	63,920	40,082
Realized gain (loss) on risk management contracts	9,135	(6,087)	9,823
Operating netback	53,328	57,833	49,905
Operating netback ($/bbl)	37.60	34.00	35.06

(1)	Supplementary financial measure.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS Accounting Standards.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisition costs.

The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow:

	Three Months Ended
	September 30,	September 30,	June 30,
($ thousands)	2025	2024	2025
Cash provided by operating activities	48,764	(17,875)	17,732
Non-recurring transactions(1)	-	1,000	-
Changes in non-cash working capital	(10,713)	60,979	16,111
Adjusted funds flow	38,051	44,104	33,843
Property, plant and equipment expenditures	(17,896)	(21,175)	(10,840)
Acquisitions	-	-	-
Adjusted free cash flow	20,155	22,929	23,003

(1)	Non-recurring transactions relate to a terminated shareholder rights plan and the evaluation of strategic alternatives.

Net Debt

The table below reconciles long-term debt to net debt.

As at	September 30,	September 30,	June 30,
($ thousands)	2025	2024	2025
Long-term debt	(330,586)	(218,118)	(309,641)
Current assets	208,425	118,405	187,689
Current liabilities	(91,833)	(176,648)	(66,565)
Current portion of risk management contracts	(13,000)	(9,697)	(31,940)
Current portion of warrant liability	10,719	25,303	4,456
Net debt	(216,275)	(260,755)	(216,001)

Net debt is a non-GAAP measure. Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Supplementary Financial Measures

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of the Company’s bitumen reserves.

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses.

	Three Months Ended
	September 30,	September 30,	June 30,
($ thousands)	2025	2024	2025
Oil sales, net of royalties	136,599	184,945	140,610
Gain (loss) on risk management contracts	(9,805)	29,925	35,662
	126,794	214,870	176,272
Diluent expense	(49,011)	(67,889)	(56,290)
Transportation and marketing	(11,459)	(12,481)	(12,415)
Operating expenses	(31,936)	(40,655)	(31,823)
Depletion	(19,862)	(17,073)	(19,915)
Gross profit (loss)	14,526	76,772	55,829

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment.

	Three Months Ended
	September 30,	September 30,	June 30,
($ thousands)	2025	2024	2025
Property, plant and equipment expenditures	17,896	21,175	10,840
Acquisitions	-	-	-
Capital expenditures	17,896	21,175	10,840

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. The forward-looking information in this press release is based on Greenfire’s current internal expectations, estimates, projections, assumptions, and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this press release contains forward-looking information pertaining to the following: our 2026 Guidance, including our 2026 capital budget and the allocation thereof; the expected timing for the restoration of full steam capacity at the Expansion Asset; anticipated production for 2025; the timing of commissioning for our sulphur removal facilities at the Expansion Asset and the expected impact thereof; timing for drilling of, and first oil from, Pad 7; plans for drilling two new well at the Expansion Asset in 2026, and timing for first oil in respect of the same; our expectation that we will incur long-lead capital spending related to surface facilities at Pad 8; timing for drilling at Pad 8; plans for redevelopment opportunities for two existing shut-in well pairs at the Demo Asset and expected timing for incremental production in respect of the same; the expected impact of our 2026 growth capital program, including production increases and the timing thereof; our proposed Refinancing Initiatives; our plan to redeem our 2028 Notes; the expected implementation of the Senior Credit Facility and the terms thereof; our expectation that the Senior Credit Facility will be undrawn and Greenfire will be debt-free at the closing of the Refinancing Initiatives.

Management approved the capital budget and production guidance contained herein as of the date of this press release. The purpose of the capital budget and production guidance is to assist readers in understanding the Company’s expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

Forward-looking information in this press release relating to oil and gas exploration, development and production, and management’s general expectations relating to the oil and gas industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the industry which management believes to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. Management is not aware of any misstatements regarding any industry data presented in press release.

All forward-looking information reflects Greenfire’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company’s current expectations with respect to such matters as: the success of our Refinancing Initiatives, including the implementation of the Senior Credit Facility; our ability to redeem the 2028 Notes; the success of Greenfire’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserves volumes; expectations regarding Greenfire’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; expectations regarding differentials and realized prices; future well production rates and reserves volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Greenfire’s assets; decommissioning obligations; Greenfire’s ability to comply with its financial covenants; Greenfire’s ability to comply with applicable regulations, including those related to various emissions; Greenfire’s ability to obtain all applicable regulatory approvals in connection with the operation of its business; and the governmental, regulatory and legal environment. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, Greenfire cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this press release is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking information, including, without limitation: changes in oil and gas prices and differentials; changes in the demand for or supply of Greenfire’s products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing war in Eastern Europe and the conflict in the Middle East, and other heightened geopolitical risks, including imposition of tariffs or other trade barriers, and the ability of the Company to carry on operations as contemplated in light of the foregoing; determinations by OPEC and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change regulations, royalty rates or other regulatory matters; changes in Greenfire’s operating and development plans; reliability of Company owned and third party facilities, infrastructure and pipelines required for Greenfire’s operations and production; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, access to services, third party processing capacity and skilled personnel; inability to retain drilling rigs and other services; severe weather conditions, including wildfires, impacting Greenfire’s operations and third party infrastructure; availability of diluent, natural gas and power to operate Greenfire’s facilities; failure to realize the anticipated benefits of the Company’s acquisitions; incorrect assessment of the value of acquisitions;  delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Greenfire’s bitumen reserves volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; failure to comply with applicable regulations, including relating to the Company’s air emissions, and potentially significant penalties and orders associated therewith and associated significant effect on the Company’s business, operations, production, reserves estimates and financial condition; a lack of adequate insurance coverage; and other factors discussed under the “Risk Factors” section in Greenfire’s Management’s Discussion & Analysis for the interim period ended September 30, 2025 and Annual Information Form dated March 17, 2025, and from time to time in Greenfire’s public disclosure documents, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this press release speaks only as of the date of this press release and Greenfire does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com